Filed by: AMIS Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AMIS Holdings, Inc.

Commission File No.: 000-50397

Filed below is a Q&A provided by AMI Semiconductor Corporation on its internal website on March 14, 2008 regarding ON Semiconductor Corporation’s (“ON”) proposed acquisition of AMIS Holdings, Inc. (“AMIS”).

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON and AMIS and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors’ actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002), and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2008, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’ Annual Report on Form 10-K as filed with the SEC on February 26, 2008, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON has filed with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus has been mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: (208) 233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Frequently Asked Questions

Question #336: added 06-Mar-2008 15:22 MST

Question:

Will employees who are terminated before becoming fully vested in the 401K matching be fully vested?

Answer:

Per the AMI Semiconductor 401(k) plan document, employees who terminated before they are fully vested lose any unvested employer matching contributions. The employee’s contributions are always fully vested.

The current AMIS vesting schedule for employer contributions is 20 percent after one complete year of service, 40 percent after two complete years of service, 60 percent after three complete years of service, 80 percent after four complete years of services, and 100 percent after five complete years of service.

Question #337: by Sonia Judkins added 07-Mar-2008 08:03 MST

Question:

Are we still going to be allowed 80 hours of holiday a year and be able to use 40 hours as prime?

Answer:

Both ON Semiconductor and AMI Semiconductor have 10 paid company holidays (80 hours) per year. Through 2008, we will continue to use the current AMIS holiday and vacation policy and practices, so priming can continue. Beginning, January 1, 2009 we will transition to ON Semiconductor’s holiday and vacation policies and practices. ON Semiconductor does not allow priming of holidays.

Question #338: added 11-Mar-2008 09:20 MDT

Question:

How many days of FTO does ON Semiconductor offer for employees with more than 25 years of service? Is there also sick leave?

Answer:

Under ON Semiconductor’s vacation policy, which will not apply to former AMIS employees until January 1, 2009, an employee with more than 25 years of service accrues five weeks vacation per year. There is also one week per year of CLA or Current Leave Allowance, which is sick leave.

Question #340: by Dave Doman added 11-Mar-2008 13:31 MDT

Question:

At what point will our email addresses be morphed and to what?

Answer:

New ON Semiconductor e-mail addresses will likely be created and ready to use by Tuesday, March 18. The format of the e-mail address is firstname.lastname@onsemi.com. The “old” AMIS addresses will continue to work for some time too.

Question #341: added 12-Mar-2008 00:11 MDT

Question:

In past years, the effective date of merit and promotions has been April. Why is this year’s effective date in July?

Answer:

ON Semiconductor’s merit review and promotions are effective in July. Delaying increases to July will put former AMIS employees on the same cycle as all other ON Semiconductor employees.

Question #347: added 12-Mar-2008 14:00 MDT

Question:

If Express people get laid off, will there be a severance package for them?

Answer:

Express employees are not eligible for the ON Semiconductor severance package. This is similar to the former AMIS practice for temp employees.